Hannon Armstrong Securities, LLC

Schedule I – Computation of Net Capital

December 31, 2015

Computation of net capital

Member's Equity	$	169,425
Less: Deductions and/or Other Charges		
Non-Allowable Assets		(2,303)
Net Capital		167,122
Minimum Net Capital Required		5,000
Excess Net Capital	$	162,122

Computation of aggregate indebtedness

Total aggregate indebtedness	$	36,250
Ratio of Aggregate Indebtedness to Net Capital		0.22

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2015, filed on January 26, 2016.